# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aptorum Group Limited, CIK 0001734005
CUSIP: G6096M106
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 17 Hanover Square, London, United Kingdom (X0), W1S 1BN
Date of event which requires filing of this statement: 01/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001086416

## Reporting persons
- Scoggin International Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scoggin Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scoggin GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Curtis Schenker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Craig Effron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Aptorum Group Limited
Address of issuer's principal executive offices: 17 Hanover Square London W1S 1BN, United Kingdom

## Item 2. Person Filing
Name of person filing:
Scoggin International Fund Ltd.,
Scoggin Management LP,
Scoggin GP LLC,
Curtis Schenker, and
Craig Effron
Address of principal business office or, if none, residence:
The principal business address of Scoggin International Fund Ltd. is c/o Mourant Ozannes Corporate Services (Cayman) Ltd., 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman, KY1-1108, Cayman Islands

The principal business address of each other Reporting Person is 654 Madison Avenue, 10th Floor, New York, NY 10065.
Citizenship:
Scoggin International Fund Ltd. - Cayman Islands
Scoggin Management LP and Scoggin GP LLC - Delaware
Curtis Schenker and Craig Effron - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Scoggin International Fund Ltd. - 0
Scoggin Management LP - 0
Scoggin GP LLC - 0
Curtis Schenker - 0
Craig Effron - 0
Percent of class:
Scoggin International Fund Ltd. - 0.00%
Scoggin Management LP - 0.00%
Scoggin GP LLC - 0.00%
Curtis Schenker - 0.00%
Craig Effron - 0.00%
Sole power to vote or to direct the vote:
Scoggin International Fund Ltd. - 0
Scoggin Management LP - 0
Scoggin GP LLC - 0
Curtis Schenker - 0
Craig Effron - 0
Shared power to vote or to direct the vote:
Scoggin International Fund Ltd. - 0
Scoggin Management LP - 0
Scoggin GP LLC - 0
Curtis Schenker - 0
Craig Effron - 0
Sole power to dispose or to direct the disposition:
Scoggin International Fund Ltd. - 0
Scoggin Management LP - 0
Scoggin GP LLC - 0
Curtis Schenker - 0
Craig Effron - 0
Shared power to dispose or to direct the disposition:
Scoggin International Fund Ltd. - 0
Scoggin Management LP - 0
Scoggin GP LLC - 0
Curtis Schenker - 0
Craig Effron - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.
Exhibit B. Item 8 Statement.

## Signatures
- Scoggin International Fund Ltd.: /s/ Craig Effron, Craig Effron/Co-Managing Member (01/10/2025)
- Scoggin Management LP: /s/ Craig Effron, Craig Effron/Co-Managing Member (01/10/2025)
- Scoggin GP LLC: /s/ Craig Effron, Craig Effron/Co-Managing Member (01/10/2025)
- Curtis Schenker: /s/ Curtis Schenker, Curtis Schenker (01/10/2025)
- Craig Effron: /s/ Craig Effron, Craig Effron (01/10/2025)